Contact

steveclehman@gmail.com

www.linkedin.com/in/steveclehman
(LinkedIn)

Top Skills

Radio

Television

Social Media

Steve Lehman

Investor - Executive Board Member - Entrepreneur

Los Angeles, California, United States

Summary

Former Chairman / CEO of both Nasdaq and NYSE Companies.
Extensive financial and business background.
A first-round investor in Mark Cuban's Broadcast.com

Specialties: TRIATHLON......bad swimmer, mediocre biker, slow runner...

Experience

Valkyrie Bitcoin Strategy ETF's - Nasdaq (BTF WGMI)

Board Member

October 2021 - Present (1 year 1 month)

Vymedic Biotech

Executive Chairman

December 2019 - Present (2 years 11 months)

Denver, Colorado, United States

https://vymune.com/

Invincible Entertainment Partners - CoFoundersLab - Airplay Intel, Monday Morning Intel

Executive Board Member - Investor

May 2018 - Present (4 years 6 months)

Los Angeles, California, United States

Full Court Tennis

Executive Chairman - Investor

February 2017 - Present (5 years 9 months)

Los Angeles, California, United States

Full Court Tennis - Tennis App with cutting edge tech and pro-coaching, in beta, founded by Australian Open Winner Brian Teacher, with John McEnroe, and strategic partners ATP and WTA

Investor

Investor - Seed to Series B
January 2005 - Present (17 years 10 months)
Los Angeles, California, United States

DocuSign
Advisory Board Member
November 2017 - November 2019 (2 years 1 month)
San Francisco

Broadstream Capital Partners, LLC, Investment Banking Arm
Partner
January 2001 - September 2004 (3 years 9 months)
Los Angeles, California, United States

Merchant bank - Principle investors, Capital Raise, M&A, Financial Advisor Services

Premiere Networks
Founder, Chairman, CEO
1986 - 1998 (12 years)
Los Angeles

Education

University of Nevada-Las Vegas
BA in penny slot machine AI, statistis and analytics